

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Tim Emanuelson
Chief Accounting Officer
Splunk Inc.
270 Brannan Street
San Francisco, CA 94107

> **Re:** **Splunk Inc.**
> **Form 10-Q**
> **Exhibit No. 2.1 - Agreement and Plan of Mergers among the Registrant, certain of its wholly owned subsidiaries, SignalFx, Inc. and Fortis Advisors LLC, as Securityholders' agent, dated as of August 21, 2019**
> **Filed December 4, 2019**
> **File No. 001-35498**

Dear Mr. Emanuelson:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance